                                                    ----------------------------
                                                             OMB APPROVAL
                                                    ----------------------------
                                                    OMB Number:        3235-0211
                                                    Expires:     August 31, 2008
                                                    Estimated average burden
                                                    hours per response.......1.0
                                                    ----------------------------


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM N-18F-1


--------------------------------------------------------------------------------

                 NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1
                   UNDER THE INVESTMENT COMPANY ACT OF 1940.

--------------------------------------------------------------------------------

                            NOTIFICATION OF ELECTION

     The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

                                    SIGNATURE

     Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the city of Houston and the state of Texas on the 14th day of November, 2007.

               Signature:  AIM COUNSELOR SERIES TRUST on behalf of

                  AIM Floating Rate Fund              AIM Structured Core Fund
                  AIM Multi-Sector Fund               AIM Structured Growth Fund
                  AIM Select Real Estate Income Fund  AM Structured Value Fund


               By:      /s/ John M. Zerr
                        ------------------------------------------------
                                  (John M. Zerr)

                              Senior Vice President
                        ------------------------------------------------
                                     (Title)

Attest:    /s/ Stephen R. Rimes
           ------------------------------------------
                  (Stephen R. Rimes)

                  Assistant Secretary
           ------------------------------------------
                       (Title)








                    PERSONS WHO TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.
SEC 1846 (10-03)